

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Robby Chang
Chief Executive Officer, President and Director
Gryphon Digital Mining, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

> **Re: Gryphon Digital Mining, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 18, 2024**
> **File No. 333-278805**

Dear Robby Chang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Adam C. Berkaw